June 7, 2006


By facsimile to (212) 687-3523 and U.S. Mail


Mr. Damien R. Tanaka
President and Chief Executive Officer
General Devices, Inc.
153 Greenwood Avenue
Bethel, CT 06801

Re:	General Devices, Inc.
	Registration Statement on Form SB-2 and
	Pre-effective Amendment 1 to Registration Statement on Form
SB-2
	Filed March 24, 2006 and May 12, 2006
File No. 333-132722
Annual Report on Form 10-KSB for the fiscal year ended December
31,
2005
and Exchange Act Reports
File No. 0-3125

Dear Mr. Tanaka:

	We reviewed the filings and have the comments below.

	Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your documents. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

SB-2

General

1. Please comply with the following comments in your current registration statement and, to the extent applicable, in future
Exchange Act filings.

2. Please provide updated financial statements and related disclosures, as necessary, to comply with Item 310(g) of Regulation
S-B.

3. Disclosure indicates that GDI was a reporting shell company with no operations before its January 23, 2006 merger with Aduromed. Our view is that both before and after the transaction GDI`s promoters or affiliates and their transferees "are" underwriters of the securities issued. Our view also is that Rule 144 would be unavailable for resale transactions in this situation, regardless of technical compliance with the rule. See our Worm no-action letter, publicly available January 21, 2000. As appropriate, revise the disclosure throughout the registration statement, including the prospectus` outside front cover page and the selling holders and plan of distribution sections, to make clear that:

* GDI`s promoters or affiliates and their transferees "are" underwriters of the securities issued. Language such as "may be deemed to be" an underwriter is unacceptable.

* Rule 144 is unavailable for resale transactions in this situation.

4. We note your citation of studies and reports by Frost &
Sullivan,
Arthur D. Little, and other third parties. Provide us marked copies of any materials that support third party statements in the prospectus, cross referencing clearly a statement with the underlying support. Tell us whether you believe that these materials are the most recent materials on the subject by the authors. Tell us whether the materials have been made available to the public without payment of subscription or similar fees. If any of these materials have been published in widely circulated media of general interest or among industry participants, tell us when and where. Unless these materials have been used in widely circulated media of general interest or among industry participants, you must adopt the statements that you attribute to them as your own or file signed and dated consents from each as exhibits to the registration statement.


Registration Statement`s Facing Page

5. Since GDI is relying on Rule 415 under the Securities Act, check the applicable box.

Prospectus` Outside Front Cover page

6. It appears that the securities being offered for resale referred to under (iii) in the fourth bullet point are the same securities as being offered for resale referred to in the sixth and seventh bullet points. If true, please revise to clarify this fact. If untrue, the calculation of registration fee table is incorrect. If necessary, please revise the calculation of registration fee table.

Table of Contents

7. Move the two paragraphs after the table of contents so that they follow the summary and risk factors sections. See Items 502 and 503(c)(2) of Regulation S-B.

Background, page 1

8. Explain briefly "turnkey systems."

Products and Services of the Company following Merger with Aduromed, page 1

9. This subsection of the prospectus summary is too detailed and includes information best presented in the business section. Revise to highlight in a brief overview the key aspects or features of GDI and its business, and make clear that the Aduromed business is at an early stage of commercialization. We note the disclosure in the second risk factor. Explain "in situ."

Merger of GDI and Aduromed, page 3

10. Identify the members of the Investors Group.   We note the
disclosure in the current report on Form 8-K dated January 23,
2006
and filed January 27, 2006.

Risk Factors, page 6

11. Include in each risk factor`s discussion information necessary to assess the risk, including its magnitude. For example:

* The second risk factor states that the Aduromed business is at an early stage of commercialization. Quantify the amount of revenue obtained from the Aduromed business during the periods presented in the financial statements.

* The fifth risk factor states that GDI may be unable to develop new products that achieve market acceptance. Disclose whether GDI has any products in development. If so, describe briefly the development status. We note the disclosure on page 36 that two systems are in development.

* The tenth risk factor states that one customer accounted for 40% of revenues, internationally and domestically, in 2005. Indicate the extent of GDI`s operations outside the United States.

* The thirteenth risk factor states that GDI is obligated to register the securities held by the investors group. Quantify the securities being registered. We note the disclosure in the fifteenth and sixteenth risk factors.

12. The sixth risk factor states that GDI is not subject to regulation for disposal or removal medical waste, but the seventh risk factor states that malfunction or misuse of its MedClean systems may result in violation of various health and safety regulations that would subject GDI to possible liability. Please reconcile the disclosures.

13. The fifteenth and sixteenth risk factors state that GDI filed the registration statement to register 62,367,500 shares of common issuable upon conversion of series A preferred stock, series B preferred stock, and the exercise of warrants and options. Please reconcile this disclosure with disclosure in the calculation of registration fee table that 82,789,698 shares of common stock are being registered.

14. Some risk factors include language like "There can be no assurance," "There is no assurance," "there can be no assurance," "we cannot assure," "we cannot guarantee," and "We cannot offer any assurances." For example, refer to the first, third, fourth, fifth, seventh, eighth, ninth, eleventh, thirteenth, and eighteenth risk factors. Since the risk is the situation described and not GDI`s inability to assure or guarantee, please revise.

Plan of Distribution, page 11

15. Revise the first sentence in the last paragraph on page 12 to remove the phrase "if required" because in the situation described GDI will be required to file a prospectus supplement.

Directors, Executive Officers, Promoters and Control Persons, page
13

16. In the biographical paragraph of Mr. Jay S. Bendis, describe briefly his business experience during the past five years. See
Item
401(a)(4) of Regulation S-B.

Security Ownership of Beneficial Owners of More than 5% of Each
Class
of the Company`s Voting Securities, page 16

17. For a beneficial owner such as Crown Capital Pty Ltd. that is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Since Item 403 of
Regulation S-B requires disclosure of all beneficial owners, with reference to beneficial ownership as it is defined in Rule 13d-3 under the Exchange Act, identify all persons who, directly or indirectly, have or share voting and investment control. We note the disclosure in footnote (2).

Selling Holders, page 18

18. For a beneficial owner such as Pacific International Holdings Limited that is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov. We note the disclosure in footnote (38).

19. Expand the disclosure to include all compensation fees payable under financing agreements with selling holders, including future transactions. Disclose any other material relationships between the selling holders and GDI or Aduromed within the past three years. See
Item 507 of Regulation S-B.

20. Identify the transactions in which the selling holders received the securities being registered for resale.

21. Describe briefly any continuing relationship of GDI with selling holders.

22. Other than Kuhns Brothers, Inc. and its affiliates identified in footnotes (28)-(35), confirm that none of the selling holders is a broker-dealer or a broker-dealer`s affiliate.

23. For a selling holder that is a broker-dealer`s affiliate, include disclosure that this broker-dealer`s affiliate:

* Purchased the securities to be resold in the ordinary course of business.

* Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

	If GDI is unable to make the representations noted above in
the
prospectus, GDI must 	state in the prospectus that the selling
holder is an underwriter.  Language such as "may 	be deemed to be"
an
underwriter is unacceptable if the selling stockholder is an
affiliate 	of an underwriter that cannot make these
representations.

Description of Securities, page 22

24. Delete in the first paragraph the qualification of the description to documents outside the prospectus. The qualification is permitted under Rule 411(a) of Regulation C under the Securities
Act only where a summary of a particular document is required or contemplated by the form.

25. We read that at March 31, 2006, General Devices had 20,942,857 shares of common stock issued and outstanding, of which 259,600 shares are held by Aduromed. Based on your March 31, 2006 financial statements in your Form 10-QSB, we assume that you have accounted for the stock held by Aduromed as treasury stock. Please revise this disclosure accordingly as we believe your reference to shares held by
Aduromed may be confusing to your readers.

Voting, page 23

26. For greater clarity, revise this paragraph to present information in bullet point statements to the extent practicable.

Organization with Last Five Years,

27. Disclosure here appears inconsistent with disclosure elsewhere, including disclosure under "Prior Transactions with Officers of the
Company and Aduromed" on page 38.  Please revise or advise.


Development of Business of Aduromed Prior to Merger, page 27

28. Disclosure states that Aduromed is "one of the largest" modern day providers of systems for the on-site treatment, process, and safe disposal of regulated medical waste. Indicate the basis for the statement. For example, revenues, gross profit, net income, market share, or some other quantifiable indicator. Otherwise, delete the statement. If you are using or relying upon a study or report as support for this and other statements, provide us a copy of the study or report.

29. Provide support for the statement that:

* Aduromed, through its strong supplier and client base, is positioned for significant growth in the medical waste industry.

We note disclosure in the second risk factor that the Aduromed business` early stage of commercialization means that it has less insight into how market and technology trends may affect it.

Management`s Discussion and Plan of Operation, page 29

30. We note the disclosures in this section of your filing. You may wish to include these disclosures under your Description of Business.
Please revise your MD&A to provide the disclosures required by Item
303(b) and (c) of Regulation S-B. In this regard, given your January
23, 2006 merger, you should analyze the results of operations and financial condition of Aduromed as the predecessor of the current registrant. You should also analyze Aduromed`s liquidity, including a discussion of the underlying factors that drove significant changes reflected on Aduromed`s statements of cash flows, such as changes in accounts receivable, inventory, accounts payable and accrued liabilities, and borrowings. You should also disclose any significant changes to the registrant since the most recent balance sheet provided, including changes in borrowings or equity. Refer to
Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm, for additional information.

31. We note your discussion of backlog on page 36. Please revise to quantify the amount of this backlog that you expect to fill during the current fiscal year.


The Medical Waste Segment Competitive Business Conditions, page 30

32. Disclosure states that Aduromed`s MedClean systems are "approved" for use throughout the United States and Canada. Identify the party or parties approving the systems` use throughout the United States and Canada.

Cost Saving, page 31

33. Disclosure states that capital financing is available. Expand the disclosure to describe in sufficient detail the availability of capital financing. Explain what role, if any, GDI and Aduromed perform in making capital financing available.

Frost and Sullivan Report, page 31

34. Clarify for us whether GDI intends for a potential investor to conclude from the disclosure that Frost & Sullivan is actively endorsing or promoting Aduromed`s product offerings. File the consent of Frost & Sullivan as an exhibit to the registration statement. See Rule 436 of Regulation C under the Securities Act.

Sources and Availability of Raw Materials and Names of Principal
Suppliers, page 33

35. Disclose whether GDI or Aduromed has any agreements with suppliers. If so, state the agreements` principal provisions, including duration or term. Also file the agreements as exhibits to the registration statement. We note the disclosure in the second risk factor and elsewhere that GDI relies on a contract with Weima to supply parts for the shredder portion of the system.

Dependence on a Few Major Customers, page 33

36. Disclose the number of Aramark clients that purchased
Aduromed`s
MedClean systems and services during the periods presented in the financial statements.

37. If retained, present the information in the third paragraph under a discrete caption or heading.

Effect of Regulation on Aduromed`s Business, page 35

38. Revise the table on page 36 to include Aduromed`s actual penetration of the on-site medical waste treatment equipment market as of the date of the prospectus.

39. Provide support for the statement that savings from use of Aduromed`s systems can range:

* From $250,000 to $300,000 a year for a 300-bed hospital.

* From $500,000 and higher a year for a 750-bed hospital.

40. Disclosure states that MedClean 30 and MedClean 50 series systems are in development. Expand the disclosure to indicate whether the systems are in the planning stage, whether prototypes exist, the degree to which design has progressed, and whether further engineering is necessary.

41. Disclosure that patents are pending for the proprietary process of the systems in development is inconsistent with disclosure in the fourth risk factor that GDI does not have nor does it intend to apply for patent protection for the processes and technology used in the Aduromed business. Please reconcile the disclosures.

The Aramark Agreement, page 36

42. Quantify the amount of revenues attributable to the Aramark
Agreement during the periods presented in the financial statements.

Description of Properties, page 37

43. Disclosure states that GDI entered into a lease agreement dated
February 3, 2006. File the agreement as an exhibit to the registration statement.

Certain Relationships and Related Transactions, page 37

44. Disclosure under "Notes Payable-Long-Term" in the financial statements` notes states that Aduromed has a note payable to a bank that is personally guaranteed by an officer. Confirm that disclosure of the guarantee is not required under Item 404 of Regulation S-B in this section.

Executive Compensation, page 40

45. Delete the second paragraph. We note the disclosure under "Directors, Executive Officers, Promoters and Control Persons" on page 13.


Aduromed Corporation`s Financial Statements for the year ended
December 31, 2005

Note 2 - Summary of Significant Accounting Policies
Net Loss per Common Share, page F-8

46. We read that outstanding warrants and options were not included in your calculation of net loss per share because they are antidilutive. Please revise to clarify that your convertible debt and your convertible preferred stock are also excluded from your calculation of net loss per share because they are antidilutive. You should also quantify the total number of common stock equivalents that are excluded because they are antidilutive for each period for which you present an income statement. Refer to paragraph 40(c) of
SFAS 128.

47. Based on the description of your preferred stock, both before and after your January 2006 merger, we assume that your preferred stock is a participating security as defined in EITF 03-6. Please confirm our assumption, or provide us with a detailed analysis of how you determined that your preferred stock was not a participating security. If our assumption is correct, please revise your net loss per share footnote to clarify that you calculate net loss per share using the two-class method, but that because your preferred stock does not have a contractual obligation to share in your losses, it is excluded from your calculation of basic net loss per share. If applicable, you should also revise your calculation of earnings per share at March 31, 2006 for this issue.

Inventory, page F-9

48. Please revise to disclose, if true, that you account for your inventory at the lower of cost or market.

Business Combination, page F-9

49. Based on your description of the October 2002 merger, we assume that DQA One Corporation acquired the minority interests (i.e., the portion not controlled by DQA One, LLC) in Automated Process, LLC at the time of this merger. If our assumption is correct, it is unclear to us why you did not account for the acquisition of these minority interests under the purchase method. Please advise or revise. If our assumption is incorrect, please revise the description of this transaction to more clearly explain what happened. Refer to paragraph 14 of SFAS 141 and FTB 85-5.

50. We read that you paid Bucci and Augustin three percent on the sales of certain products for three years subsequent to the closing of the September 2002 acquisition. This appears to be contingent consideration for your purchase of their interests in Automated Process, LLC. It is unclear to us why you accounted for this contingent consideration as cost of sales instead of as an additional component of the cost of this acquisition. Please advise or revise.
If you did not account for the acquisition of Bucci and Augustin`s interests under the purchase method because they were the common controllers in the September and October 2002 mergers, please clarify that fact.

Revenue Recognition, page F-9

51. We read that you have construction type contracts and that you account for revenues under the percentage-of-completion method. Please refer to paragraphs 13 and 14 of SOP 81-1. Based on the description of your business and products, it does not appear that you meet the criteria for percentage of completion accounting under
SOP 81-1. We believe that companies that do not meet the specific criteria of SOP 81-1 should account for revenue recognition under SAB
Topic 13. Please advise or revise your disclosures and your financial statements accordingly.

52. We read that your billing policy is to bill 25% of the price at signing, 50% of the price upon delivery and installation of all components, and the final 25% upon acceptance of completion by the customer. Based on this description, it appears that you have customer acceptance provisions for your product. If this is true, it is unclear to us that it would be appropriate for you to recognize any revenue for a sale until this customer acceptance occurs. Please advise or revise your financial statements and your revenue recognition policy accordingly. Refer to SAB Topic 13A(3)(b).

Note Payable - Long-Term, page F-11

53. We read that you have a note payable to a bank due in 2012.
Please revise to quantify the balance outstanding under this note at year end.

Note 4 - Preferred Stock, page F-14

54. We note that you issued warrants with your Series A and Series
B
Preferred Stock, and that you have classified these warrants as equity. Please provide us with your analysis under paragraphs 12-32 of EITF 00-19 to support your classification of these warrants as equity. Also provide us with your analysis of how the embedded conversion feature of your preferred stock meets the criteria of paragraph 11(a) of SFAS 133 such that the embedded conversion feature does not need to be bifurcated and accounted for as a derivative.

Note 5 - Common Stock, page F-14

55. We note your discussion of various six month convertible notes that were issued during 2005 and have the following comments:

* Please revise, either here or in your discussion of notes payable in Note 2, to quantify the principal amount of each of these notes.

* Please quantify the total amount of interest expense paid for each of these notes from your issuance of common stock and stock warrants.
Also discuss why you needed to pay such a high rate of interest for these borrowings in your MD&A discussion of liquidity.

* Please clarify if or when the note issued on April 8, 2005 was repaid.

* Please clarify whether these notes were issued to related parties or to third parties.

* We note that you also issued detachable warrants with these convertible notes. Please tell us what consideration you gave to determining whether these convertible notes contained beneficial conversion features. Refer to EITF 98-5 and EITF 00-27.

56. We read in Note 6 that you adopted SFAS 123(R) during 2005.
Please revise to clarify how you determined the fair value of the 300,000 shares of common stock issued to your president as compensation for services.

Note 6 - Stock Options and Warrants, page F-14

57. We read that you applied the modified prospective method of adopting SFAS 123(R). We also note from your table on page F-16 that you had stock compensation in 2004. Given your use of the modified prospective method, please confirm to us that any required service period related to the 2004 stock compensation had been rendered prior to January 1, 2005, or tell us where you recorded the related stock compensation expense upon adoption of SFAS 123(R). Refer to paragraph 74 of SFAS 123(R).


General Devices, Inc.`s Financial Statements for the year ended
December 31, 2005

General

58. Based on the information in your pro forma financial statements, it appears that General Devices qualifies as a "significant" acquisition for Aduromed under Item 310(c)(2)(iii) of Regulation S-B.
Therefore, please continue to provide these December 31, 2005 financial statements of General Devices in future amendments of this
Form SB-2.

Pro Forma Consolidated Financial Statements
Note 2 - Pro Forma Adjustments, page F-36

59. We read that you have made pro forma adjustments to agree retained earnings to those of Aduromed. Please reconcile the $3,662,332 accumulated deficit that you are showing in your pro forma financial statements to Aduromed`s accumulated deficit of $3,419,431.
If necessary, revise your footnotes to explain any additional pro forma adjustments that you have made to your accumulated deficit.

60. We read that you made a pro forma adjustment to reflect the purchase of $600,000 of treasury stock concurrent with the merger. This appears to be the first time that you have disclosed this purchase of treasury stock. We have the following comments:

* Please revise your disclosures about the merger here and throughout your filing to clarify, if true, that concurrent with the merger you repurchased this stock from Halter Capital Corporation, and to clarify the relationship between this company and your president before the merger, Kevin Halter, Jr.

* Please revise to quantify the number of shares repurchased.

* Please disclose how you determined the purchase price for these shares. If the purchase price was significantly in excess of market price, please disclose this fact and tell us how you determined that it was appropriate to reflect the excess paid as a reduction to equity.

Note 4 - Earnings per Share, page F-38

61. Please reconcile the earnings per share seen here to that seen on the face of your pro forma statement of operations.


Recent Sales of Unregistered Securities, page II-1

62. In the second paragraph, state the value of the 539,780 shares of common stock issued to Mr. Kevin Halter, Jr. in consideration for services. See Item 701(c) of Regulation S-B.

Undertakings, page II-5

63. Include the undertakings specified by subparagraphs (a)(5) and
(a)(6) of Item 512 of Regulation S-B.

Exhibits

64. Include an exhibit index immediately before the exhibits filed with the registration statement. See Rule 102(d) of Regulation S-B.
This exhibit index and Item 27 are not synonymous.

65. Please provide updated consents from your independent accountants in each amendment to your registration statement.

Exhibit 5.1

66. We note that you intend to file by amendment the legality opinion. Allow us sufficient time to review the opinion before requesting acceleration of the registration statement`s effectiveness.

10-KSB

Exhibits

67. Include in future filings an exhibit index immediately before the exhibits filed with the Form 10-KSB. See Rule 102(d) of Regulation
S-B.  This exhibit index and Item 13 are not synonymous.

Signatures

68. GDI`s principal accounting officer or controller also must sign the Form 10-KSB. Further, any person who occupies more than one of the specified positions, for example, principal accounting officer or controller and principal financial officer must specify each capacity in which he signs the Form 10-KSB. Please revise in future filings.

March 31, 2006 10-QSB

Forward Looking Statements, page 3

69. Since GDI is a penny stock issuer, GDI is ineligible to rely on the safe harbor provision. See section 21E(b)(1)(c) of the Exchange
Act. Please delete the reference to the safe harbor provision in future filings. Alternatively, make clear that GDI is ineligible to rely on the safe harbor provision.

Unaudited Consolidated Statements of Stockholders` Equity
(Deficit),
page F-4

70. We read in Note 6 that you have given retroactive effect back to
January 1, 2006 for the impact of the reverse merger on your common
stock.  We believe that the reverse merger is best presented in your
statements of equity by presenting the historical number of shares and related activity of Aduromed for periods prior to the merger date. Such amounts should be recast similar to a stock split to reflect the number of shares received by Aduromed shareholders in the merger.  You should then reflect General Devices` shares
outstanding
and equity balances as of the merger date, including the purchase of
treasury stock that was part of the merger agreement, on a single line that identifies these are shares effectively issued to former General Devices` shareholders as part of the January 23, 2006 recapitalization. The shares effectively issued to former General Devices` shareholders should not be included in your calculations of net loss per share during 2005 as they are considered a January
2006
transaction.  Please revise accordingly.

Note 7 - Stock Options and Warrants, page F-14

71. We note that at the closing of the reverse merger, you exchanged the stock options that were convertible into Aduromed`s common stock for stock options that were convertible into General Devices` common stock. Please revise your disclosures here or elsewhere in your filing to clarify whether you changed any other terms of these options, and to confirm, if true, that the modification of these options did not result in any additional stock compensation expense under SFAS 123(R).

Exhibit 31.1 and 31.2

72. We note that you have included language referring to your internal controls over financial reporting in the introductory language to paragraph 4 of your certifications. We assume that you included this language in error since you have not included paragraph
4(b) of these certifications as specified in our Release 33-8238 and there are no other indications that you have performed an evaluation of internal controls over financial reporting in accordance with Item
308 of Regulation S-B. Please confirm our assumption, if true, and revise future filings to exclude this reference from the introductory language to paragraph 4 until such time as you perform an evaluation of internal controls over financial reporting. Refer to our Release
33-8238 for additional information.

Amendment 1 to 8-K dated January 23, 2006 and filed January 31,
2006

Exhibits 1, 3, and 5

73. Absent an order granting confidential treatment, Item
601(b)(10)
of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since GDI did not file all of the attachments to the exhibits, please refile the exhibits in their entirety.

Closing

	File amendments to the SB-2 and the 8-K dated January 23,
2006
in response to the comments. To expedite our review, GDI may wish to provide us three marked courtesy copies of the amendments.
Include
with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If GDI thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since GDI and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If GDI requests acceleration of the registration statement`s effectiveness, GDI should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve GDI from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

* GDI may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that GDI provides us in our review of the registration statement or in response to our comments on the registration statement.

      We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jennifer
K.
Thompson, Staff Accountant, at (202) 551-3737 or W. John Cash,
Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3767.

Very truly yours,





					     Jennifer R. Hardy
					     Legal Branch Chief

cc:	James R. Rae, Esq.
	Stairs Dillenbeck Finley
	330 Madison Avenue
	New York, NY 10017



Mr. Damien R. Tanaka
June 7, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE